Stephen M. Davis 212.813.8804 SDavis@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

October 19, 2009

Via Fax (202-772-9213) Office of the Chief Accountant United States Securities and Exchange Commission 100 F St., N.E. Washington, DC 20549 Attn: Mr. Todd E. Hardiman
Re: Convera Corporation

Dear Mr. Hardiman:

On September 25, 2009, Convera Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary information statement (the “Information Statement”) pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding the dissolution of the Company, an amendment to the certificate of incorporation of the Company eliminating the requirement of at least six directors and the election of three members to the Company’s Board of Directors.  Stockholder approval has already been obtained for these three corporate actions.  Also described in the Information Statement is a proposed merger (the “Merger”) between two subsidiaries of Convera and Firstlight Online Limited (“Firstlight”), a privately held UK-based company.  Michael Johnson of the Division of Corporation Finance has referred us to you regarding the issue of whether financial statements of Firstlight are required to be included in the Information Statement.  We are of the opinion that pursuant to Item 14 of Schedule 14A, no financial statements of Firstlight need be included in the Information Statement, despite an earlier written request from Convera which assumed that such financial statements were required.  The Convera stockholders are not voting on the Merger nor does the transaction meet any of the tests of Rule 8-04(b) of Regulation S-X, which is described in more detail below:

1.	No Stockholder Vote Sought or Required.

The Merger does not require the vote of Convera’s stockholders nor is one being sought.  Merely, the authorization of the Convera Board of Directors to approve the Merger is required.  The Convera Board of Directors has approved the Merger.

Mr. Todd E. Hardiman
October 19, 2009

No action is being taken regarding the Merger.  Pursuant to the instructions to Item 14 of Schedule 14A, therefore, the information required by Item 14 as it relates to the Merger and Firstlight is not required.  Specifically, Instruction 2(b) to Item 14 provides that if only the security holders of the target (Firstlight) are voting, as is the case here, financial information in paragraphs (b)(8)-(11) and financial information in paragraph (c)(2) of the target (Firstlight) is not required.

Insofar as the Merger involves a disposition of assets or properties of the Company, the Company has complied with Item 15 of Schedule 14A in its entirety, providing all information required in paragraphs (a) through (d) as well as in (b)(1) through (b)(7) in Item 14, information which is substantially more than normally provided in these types of circumstances.

2.	The Merger Does Not Meet the Significance Tests of Regulation S-X, Rule 8-04.

Convera is, and Firstlight would be, a “smaller reporting company” under Rule 12b-2 of the Exchange Act (Convera’s public float is less than $13.0 million and annual revenues of each of Convera and Firstlight are under $2.0 million).  In making calculations under Rule 8-04(b) (or 3-05), none of the tests are met.  Consequently, pursuant to Item 17 (b)(7) of Form S-4, the Merger is “insignificant” and no financial statements are required.

I have attached a spreadsheet showing the detailed calculations under Rule 8-04(b).

3.	Earlier Waiver Sought By Convera in Error.

I note that by letter dated July 13, 2009 to the Office of the Chief Accountant, Convera sought a waiver from requiring the financial results of a Firstlight subsidiary to be included in the Firstlight consolidated financial statements due to the impossibility of receiving such information.  The letter erroneously presumed that financial statements of Firstlight would be required in the Information Statement asserting that such financial statements would be required under Rule 14a-3(b)(i) of the Exchange Act.  I note that Rule 14a-3(b)(i) is not even relevant here, and that at the time of the request, the Company did not make the applicable analysis we made above.  Subsequent to the letter submission, we, as corporate counsel, concluded that financial statements of Firstlight would not be required as a result of the analysis under Sections 1 and 2 of this letter above.

Mr. Todd E. Hardiman
October 19, 2009

We would like to discuss with you our analysis above at your earliest convenience.  Please do not hesitate to call me (212-813-8804) if you have any questions or need additional information.

Very truly yours,

/s/Stephen M. Davis

SMD:llb

cc:	Mr. Michael Johnson
Convera Corporation (Mr. Patrick Condo; Mr. Matt Jones)
Ernst & Young (Mr. Eric Klein)